Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES A RATING OF A NEW DEBT BY MIDROOG LTD.

Tel Aviv, Israel, August 30, 2007, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that Midroog Ltd., an affiliate of Moody's Investors Services, has informed EMI that it has approved a rating of "A1", on a local scale, for a future Series of E Notes limited to an aggregate principal amount of NIS 530 million.

As previously announced, EMI's board of directors has authorized the filing of a draft prospectus to the Israel Securities Authority and the Tel Aviv Stock Exchange in connection with a contemplated offering of Series E Notes to the public in Israel.  No final decision on an offering of the Series E Notes has been made and any offering is subject to the final approval of EMI's board of directors and to the publishing of a final prospectus that received the approval of the Israel Securities Authority.

The securities offered or to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact

Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machlof, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com